PRUDENTIAL MUNICIPAL BOND FUND
HIGH INCOME SERIES
INSURED SERIES
GATEWAY CENTER THREE
NEWARK, NEW JERSEY 07102



File Number 811-4930

Sub-Item 77J

Reclassification of Accounts: The Fund accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2: Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. For the fiscal year ended April 30, 2001, the effect of applying this statement was to increase undistributed net investment income and decrease accumulated net realized loss by $156,372 and $18,338 due to the sale of securities purchased with market discount for the High Income Series and Insured Series, respectively.